Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: Scorpio Tankers Inc.

Subject Company: Navig8 Product Tankers Inc.

Commission File No. of Scorpio Tankers Inc.: 001-34677

Date: May 24, 2017

Scorpio Tankers Inc. Announces Pricing of Public Offering of 50 Million Common Shares

MONACO—May 24, 2017 (GLOBE NEWSWIRE) – Scorpio Tankers Inc. (NYSE: STNG) (“Scorpio” or the “Company”) announced today that it has priced its previously announced underwritten public offering (the “Offering”) of 50,000,000 shares of its common stock, par value $0.01 per share (the “Common Shares”), at $4.00 per share. The Offering is expected to close on May 30, 2017. Morgan Stanley is acting as sole book-running manager in the Offering. ABN AMRO, Clarksons Platou Securities AS, Evercore ISI, Pareto Securities, and Seaport Global Securities are acting as co-managers. The Company has also granted the underwriters a 30-day option to purchase up to 7,500,000 additional Common Shares.

The net proceeds of the Offering are expected to be used to provide cash to further strengthen the Company’s balance sheet and enhance liquidity, for the payment of costs related to the Company’s previously announced proposed merger (the “Proposed Merger”) with Navig8 Product Tankers Inc. (NOTC: EIGHT) (“Navig8”), to fund the purchase price of the Company’s previously announced acquisition of four LR1 tankers from Navig8 in connection with the Proposed Merger, and the remainder, if any, for general corporate purposes.

The Company’s Common Shares trade on the New York Stock Exchange under the symbol “STNG.”

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities, in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. This offering is being made only by means of a prospectus supplement and accompanying base prospectus. A prospectus supplement related to the offering will be filed with the U.S. Securities and Exchange Commission (the “SEC”) and will be available on the SEC’s website located at www.sec.gov. When available, copies of the prospectus supplement and the accompanying base prospectus relating to this offering may be obtained from Morgan Stanley, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014.

About Scorpio Tankers Inc.

Scorpio is a provider of marine transportation of petroleum products worldwide. Scorpio currently owns 78 product tankers (23 LR2, 41 MR tankers and 14 Handymax tankers) with an average age of 2.4 years and time or bareboat charters-in 19 product tankers (one LR2, nine MR and nine Handymax tankers). Scorpio also has contracted for six newbuilding MR product tankers which are expected to be delivered throughout the remainder of 2017 and the first quarter of 2018. Scorpio has also entered into an agreement to sell two MR product tankers, which is expected to close in June 2017.

About Navig8 Product Tankers Inc.

Navig8 is a Marshall Islands corporation formed for the purpose of acquiring and operating LR1 and LR2 tankers with fuel-efficient specifications and carrying capacities between 74,000 dwt and 113,000 dwt in the international product tanker market. Navig8 currently has a fleet of 27 eco-design product tankers (15 LR2 and 12 LR1 tankers). These vessels were financed through bank debt, sale leaseback transactions and cash on hand. All of Navig8’s vessels are operated in pools managed by the Navig8 Group.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Scorpio and Navig8 desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “project,” “likely,” “may,” “will,” “would,” “could” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in company records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the companies’ control, there can be no assurance that Scorpio or Navig8 will achieve or accomplish these expectations, beliefs or projections. The parties undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the ability of Scorpio and Navig8 to successfully complete the Proposed Merger on anticipated terms and timing, including obtaining required shareholder and regulatory approvals, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations and other conditions to the completion of the acquisition, risks relating to the integration of Navig8’s operations and the possibility that the anticipated synergies and other benefits of the proposed acquisition will not be realized or will not be realized within the expected timeframe, the outcome of any legal proceedings related to the Proposed Merger, the ability of Scorpio to consummate the Offering, the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires, and other factors. Please see Scorpio’s filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.

IMPORTANT INFORMATION FOR INVESTORS

In connection with the Proposed Merger, Scorpio will file with the SEC a registration statement on Form F–4 that will constitute a prospectus of Scorpio and include a proxy statement of Navig8. Scorpio also plans to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Scorpio with the SEC at the SEC’s website at www.sec.gov.

In addition, you will be able to obtain free copies of these documents by phone, e–mail or written request by contacting the investor relations department of Scorpio or Navig8 at the following:

Scorpio Tankers Inc.	Navig8 Product Tankers Inc.

9, Boulevard Charles III	2nd Floor, Kinnaird House

Monaco 98000	1 Pall Mall East, London SW1Y 5AU

Attn: Investor Relations	Attn: Investor Relations

+377-9798-5716	+1 203 975 478

info@scorpiotankers.com	info@navig8producttankers.com